UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE
                                                                      May 4,
2021

  Eleazer Klein, Esq.
  Schulte Roth & Zabel LLP
  919 Third Avenue
  New York, NY 10022

           Re:     Extended Stay America, Inc.
                   PREC14A filed by Tarsadia Capital, LLC et al.
                   Filed April 26, 2021
                   File No. 001-36190

  Dear Mr. Klein:

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

          After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

  General

  1. Please disclose the date the Proxy Statement and proxy card are first being sent to shareholders on the first page of the Proxy Statement, rather than on the second page. See
     Item 1(b) of Schedule 14A.

  2. We note the use of the defined term    Company   s Proxy Statement    but
also references to the
        Company   s proxy statement,    the    Company   s definitive proxy,
etc. Please clarify the
     disclosure by using one term and using it consistently.

  3. Please revise the statement on page 2 regarding the potential use of discretionary authority so that it conforms to the standards codified in Rule 14a-4(c)(3).

  4. Please correct the following disclosure on page 2:       to vote again by
telephone or Internet
     or by telephone   .
 Eleazer Klein, Esq.
May 4, 2021
Page 2

Background of This Proxy Solicitation, page 3

5. We note the following statement on page 3:    Tarsadia has also discussed
with these
   Company representatives and Board members Tarsadia   s detailed strategy and
operational
   ideas for the Company, which Tarsadia believes would help the Company achieve superior
   results and increase shareholder value    (emphasis added). Please describe
in the filing the
   strategy and operational ideas discussed by Tarsadia with the Company.

Proposal 1: Merger Agreement Proposal, page 5

6. We note the statement on page 6 that Goldman    omitted the entire lodging
industry
   altogether to mask STAY   s discounted valuation.    Based on the Company
s Proxy
   Statement, it appears that Goldman did consider publicly traded REITs, which may have included lodging REITs, in its premia analysis, and may also have considered lodging
   industry transactions in its    all industries premia analysis.    Please
revise accordingly, or
   advise. In addition, please provide support for the claim that Goldman   s
omission was
   intended to    mask    STAY   s discounted valuation, or delete.

7. We note the following statement on page 7:    After performing substantial
diligence on the
   Company, we identified specific opportunities for the Company to unlock shareholder value through a combination of asset sales and the pursuit of other strategic and operational
   alternatives to the Company   s current strategy.    Please provide
additional disclosure
   regarding the    specific opportunities    referenced.

Questions and Answers about the Proxy Materials and the Special Meeting, page
11

8. In the text that follows the question    What should I do if I receive a
proxy card from the
   Company?,    please disclose that the return of a later-dated white proxy card will also serve to
   revoke a prior vote.

Annex 1: Information on the Participants, page 16

9. Regarding the disclosure on page 17, please clarify the following:

              the meaning of the quoted term    associates;

              what the asterisk next to    Tarsadia Capital    refers to; and

              what the term    Separate Account    refers to.

10. If correct, please use parentheses for the 4/14/21 and 4/15/21 transactions found in the table on page 17, so as to clarify that those transactions involved sales. Eleazer Klein, Esq.
May 4, 2021
Page 3

Form of Proxy

11. Please clarify the reference to          in the    INSTRUCTIONS.


         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact me at (202) 551-8094 with any questions.


                                                            Sincerely,

                                                            /s/ David M.
Plattner

                                                            David M. Plattner
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions